SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 26, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.	Nokia Stock Exchange Release dated January 26, 2006 and titled:
Nokia reports fourth quarter 2005 net sales of EUR 10.3 billion, EPS of EUR 0.25
Nokia reports 2005 net sales of EUR 34.2 billion, EPS of EUR 0.83

PRESS RELEASE
January 26, 2006

Nokia reports fourth quarter 2005 net sales of EUR 10.3 billion, EPS of EUR 0.25

Nokia reports 2005 net sales of EUR 34.2 billion, EPS of EUR 0.83

Device market share gains in Q4 and 2005 drive 16% annual sales growth and 20% EPS growth

Nokia’s Board of Directors will propose a dividend of EUR 0.37 per share for 2005 (EUR 0.33 per share for 2004)

	NOKIA Q4 and 2005
EUR million	Q4/2005	Q4/2004	Change (%)	2005	2004	Change (%)
		(*revised)			(*revised)
Net sales	10 333	9 456	9	34 191	29 371	16
Mobile Phones	6 217	5 871	6	20 811	18 521	12
Multimedia	2 024	1 272	59	5 981	3 676	63
Enterprise Solutions	153	295	-48	861	839	3
Networks	1 951	2 031	-4	6 557	6 431	2
Operating profit	1 368	1 450	-6	4 639	4 326	7
Mobile Phones	1 060	1 107	-4	3 598	3 786	-5
Multimedia	310	168	85	836	175
Enterprise Solutions	-136	-44		-258	-210
Networks	268	306	-12	855	884	-3
Common Group Expenses	-134	-87		-392	-309
Operating margin (%)	13.2	15.3		13.6	14.7
Mobile Phones (%)	17.1	18.9		17.3	20.4
Multimedia (%)	15.3	13.2		14.0	4.8
Enterprise Solutions (%)	-88.9	-14.9		-30.0	-25.0
Networks (%)	13.7	15.1		13.0	13.7
Financial income and expenses	78	116	-33	322	405	-20
Profit before tax and minority interests	1 453	1 556	-7	4 971	4 705	6
Net profit	1 073	1 083	-1	3 616	3 192	13
EPS, EUR
Basic	0.25	0.24	4	0.83	0.69	20
Diluted	0.25	0.24	4	0.83	0.69	20

All reported Q4 and 2005 figures can be found in the tables on pages (10-13) and (19-23)

SPECIAL ITEMS

Fourth quarter 2005 special items

- EUR 29 million charge for Enterprise Solutions restructuring (impacting operating profit)

- EUR 48 million tax refund (included in taxes)

(Excluding the net impact of these special items, EPS remains EUR 0.25)

2005 special items

The following items had a net positive impact of EUR 80 million on operating profit:

- EUR 45 million gain for real estate sales, booked in the group common other income

- EUR 61 million gain related to the divestiture of Nokia’s Tetra business (EUR 42 million included in Networks and EUR 19 million included in Multimedia)

- EUR 18 million gain related to the partial sale of a minority investment (included in Networks)

- EUR 15 million negative impact for restructuring in Multimedia

- EUR 29 million charge for Enterprise Solutions restructuring

Other special items include:

-  EUR 57 million gain for the sale of the France Telecom bond (included in financial income)

-  EUR 48 million tax refund (included in taxes)

Fourth quarter 2004 special items

The following items had a net negative impact of EUR 12 million on operating profit:

- EUR 50 million one time positive item representing the premium return under our multi-line, multi-year insurance program, which expired during 2004

- EUR 50 million research and development impairment in Networks

- EUR 12 million loss from the divestiture of Nextrom

Other special items include:

- EUR 35 million gain for the sale of the France Telecom Bond (included in financial income)

2004 special items

The following items had a net positive impact of EUR 33 million on operating profit:

- EUR 160 million positive items representing premium returns under our multi-line, multi-year insurance program, which expired during 2004

- EUR 115 million for R&D impairments in Networks

- EUR 12 million loss from the divestiture of Nextrom

Other special items include:

- EUR 106 million gain for the sale of the France Telecom bond (included in financial income)

* New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s financial accounts for the fourth quarter 2004 and full year 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

FOURTH QUARTER 2005 HIGHLIGHTS

•                  Mobile industry quarterly device volumes 244 million units, up 23% sequentially and 25% year on year

•                  Nokia quarterly device volumes 84 million units, up 26% sequentially and 27% year on year

•                  Nokia fourth quarter device market share 34%, up 1% sequentially and flat year on year

•                  Nokia clear #1 in Europe, Asia-Pacific, China, and Middle East & Africa

•                  Nokia bought back 121 million shares (315 million shares bought back in total in 2005)

JORMA OLLILA, CHAIRMAN AND CEO:

I am extremely pleased with Nokia’s performance both during the fourth quarter and for the full year 2005. Our quarterly sales reached more than EUR 10 billion for the first time ever this quarter, and we achieved record breaking device volumes and healthy device market share gains during the full year. Nokia’s sales grew 16% in 2005, the highest sales growth we have seen since 2000, while our EPS grew 20%.

For our industry, it was another year of strong growth in mobile device volumes. Nokia estimates that the global device market grew 24% in 2005, to 795 million units for the full year, with an estimated 2.2 billion mobile subscribers worldwide by year end.

Nokia’s own mobile device volumes in 2005 increased 28%, reaching a record 265 million units. We also increased our full year global market share to an estimated 33%, driven by gains in China, Asia-Pacific, and Europe. At the same time we more than tripled our market share in WCDMA.

I am delighted with Mobile Phones overall performance. The business group’s improved product portfolio and strong position in emerging markets contributed significantly to Nokia’s growth and profitability in 2005. In our Multimedia business group, annual sales growth of 63% is a clear indication that our strategy to target new mobile communications market segments is working well.

During 2005, Nokia had operating cash flow of EUR 4.1 billion, and we returned a record EUR 5.8 billion in dividends and buybacks to our shareholders.

Once again, in the true Nokia way, our team has risen to the challenge and performed very well in an increasingly competitive market.

OLLI-PEKKA KALLASVUO, PRESIDENT AND COO:

The fourth quarter 2005 was a period of great achievement for Nokia in many important markets. Our sequential device volumes and market share were up significantly in the US, and we continued to be number one in Europe, Asia-Pacific, China, and Middle East & Africa. Much of this success can be attributed to enhancements in our product portfolio, which at the end of 2005 featured a broad range of devices in a variety of form factors at all price points.

We will continue our efforts towards our goal of improving the efficiency and effectiveness of our R&D activities. During the year we made progress towards our target of reducing R&D expenditure as a percentage of net sales, with our R&D costs in 2005 falling to 11.2% of net sales from 12.9% in 2004.

Our Networks business group’s fourth quarter performance was strong, driven by good execution and high seasonal sales. During the year our Enterprise Solutions business group took steps to better address the corporate market, including the pending acquisition of Intellisync, a leader in platform-independent wireless messaging and mobile software.

INDUSTRY AND NOKIA OUTLOOK FOR THE FIRST QUARTER 2006

Nokia expects overall mobile device market volumes in the first quarter 2006 to reflect normal industry seasonality following a strong fourth quarter selling period. We expect our own share of the device market in the first quarter to be flat to slightly up sequentially, and up year on year. We also expect Nokia device average selling prices (ASPs) in the first quarter to be flat to slightly down sequentially, driven by a regional mix shift. Sales in our Networks business are expected to experience a seasonal decline in the first quarter, but be up year on year.

OUTLOOK FOR THE FULL YEAR 2006

Nokia expects the mobile device market volume to grow more than 10% in 2006, from our preliminary estimate of approximately 795 million units in 2005. We also expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets. Nokia expects moderate growth in the mobile infrastructure market in euro terms in 2006. Nokia’s goal is to increase its market share both in mobile devices and the infrastructure market, in order to build on its industry leading position.

FOURTH QUARTER 2005 FINANCIAL HIGHLIGHTS

(Comparisons are given to the fourth quarter 2004 revised results, unless otherwise indicated.)

Nokia Group

Nokia’s fourth quarter 2005 net sales increased 9% to EUR 10.3 billion, compared to EUR 9.5 billion in the fourth quarter 2004. At constant currency, group net sales would have been up 13% year on year.

Nokia’s fourth quarter 2005 operating profit declined 6% to EUR 1.4 billion, compared to EUR 1.5 billion in the fourth quarter 2004. Operating profit in the fourth quarter 2005 included a EUR 29 million restructuring charge in Enterprise Solutions, and in the same period of 2004 included special items with a net negative impact of EUR 12 million. Nokia’s fourth quarter 2005 operating margin was 13.2% (15.3%).

Operating cash flow for the fourth quarter 2005 was EUR 1.1 billion, compared to EUR 0.8 billion for the fourth quarter 2004.

Mobile devices

The combined mobile device volume of our Mobile Phones, Multimedia and Enterprise Solutions business groups for the fourth quarter 2005 was a record 84 million units, up 26% sequentially and 27% year on year. Overall industry volumes for the fourth quarter 2005 reached an estimated 244 million units, up 23% sequentially and 25% year on year.

In smartphones, according to Nokia estimates, the total industry volume reached approximately 15.5 million units for the fourth quarter 2005, compared to an estimated 8 million units in the fourth quarter 2004. Nokia’s own smartphone volumes for the fourth quarter 2005 grew to 9.3 million units, compared to 5 million units in the fourth quarter 2004. Our share of the global WCDMA device market was up significantly sequentially and year on year, making Nokia the clear 3G market leader.

The following chart sets out, by geographic area, Nokia’s regional mobile device volumes for the periods indicated, and provides year on year and sequential growth rates.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q4 2005	Q4 2004	YoY Change (%)	Q3 2005	QoQ Change (%)
Europe	29.9	24.3	23	22.3	34
Middle East & Africa	10.3	8.5	20	9.9	4
China	9.5	5.9	64	8.5	12
Asia-Pacific	14.8	10.4	42	12.6	18
North America	9.8	8.0	22	5.8	69
Latin America	9.4	9.0	4	7.5	26
Total	83.7	66.1	27	66.6	26

In North America, our strong volume growth in the fourth quarter 2005 reflected our strengthening position in both the CDMA and GSM markets with our improved product portfolio. The Nokia 6101 mid-range clamshell family, the Nokia 2115i CDMA phone, the Nokia 1100 and the Nokia 6010 all performed well in the fourth quarter.

Our strong fourth quarter 2005 volume growth in China, where new subscriptions continue to rise, was driven by Nokia’s broad product portfolio and extensive distribution system. In Asia-Pacific, our volume growth reflected Nokia’s leading position in the fast growing India market, the region’s largest, driven by much the same competitive strengths as in China. The moderate sequential growth in our volumes in Middle East & Africa largely reflected the volatility and volume fluctuations of rapidly growing markets.

Nokia’s estimated market share for the fourth quarter 2005 was 34%, up from 33% sequentially and flat year on year. Nokia gained market share both sequentially and year on year in the US, Asia-Pacific, and China, while our market share remained largely unchanged in Europe during the fourth quarter. In Middle East & Africa and Latin America our market share declined sequentially and year on year.

The average selling price of Nokia’s mobile devices declined in the fourth quarter 2005 to EUR 99, compared to EUR 102 in the third quarter 2005 and EUR 111 in the fourth quarter 2004. The sequential decline in our ASPs was primarily driven by a mix shift in our volumes to markets where low end models predominate. The year on year decline in our ASPs is consistent with the industry trend, specifically the strong volume growth in emerging markets.

Mobile Phones: Fourth quarter 2005 net sales grew 6% to EUR 6.2 billion, compared to EUR 5.9 billion in the fourth quarter 2004. Sales growth continued to be strongest in China, followed by Asia-Pacific and North America. Sales declined in Latin America, where we continued to lose share in the largest markets, and sales declined to a lesser extent in Europe, and Middle East & Africa.

Mobile Phones fourth quarter 2005 operating profit decreased 4% year on year to EUR 1 060 million, compared to EUR 1 107 million in the fourth quarter 2004, with an operating margin of 17.1% (18.9%). This was largely driven by the decline in ASPs.

Multimedia: Fourth quarter 2005 net sales grew 59% to EUR 2 024 million, compared to EUR 1 272 million in the fourth quarter 2004. Multimedia continued to benefit from high demand for Nokia’s multimedia computers, with sales growth strongest in Europe, followed by China, Asia-Pacific, and Middle East & Africa. Multimedia fourth quarter sales in the Americas continued at a low level.

Multimedia fourth quarter 2005 operating profit grew 85% to EUR 310 million, compared to EUR 168 million in the fourth quarter 2004, with an operating margin of 15.3% (13.2%). Operating profit in the fourth quarter 2005 was affected by Nokia Nseries marketing expenditure.

Enterprise Solutions: Fourth quarter 2005 net sales decreased 48% to EUR 153 million, compared to strong sales of EUR 295 million in the fourth quarter 2004. Device sales in the fourth quarter 2005 were impacted by the delayed operator acceptance of the Nokia 9300 enterprise smartphone in the US, as well as by declining demand for our messenger product portfolio, which resulted in lower sales in all major markets. In addition, our sales of firewalls in the US, the main market for these products, were down year on year in the fourth quarter 2005, consistent with an overall decline in the size of this market segment during the year.

In the fourth quarter 2005, Enterprise Solutions had an operating loss of EUR 136 million, compared to an operating loss of EUR 44 million in the fourth quarter 2004. This was a result of lower device sales and a EUR 29 million restructuring charge primarily related to headcount reductions.

Networks: Fourth quarter 2005 net sales decreased 4% to EUR 1 951 million, compared to the exceptionally high sales, with a favorable product mix, of EUR 2 031 million in the fourth quarter 2004. Strong sales growth in Latin America was more than offset by sales declines in North America and China, while sales in Europe, Middle East & Africa, and Asia-Pacific were virtually unchanged.

Networks fourth quarter 2005 operating profit declined 12% to EUR 268 million, compared to EUR 306 million in the fourth quarter 2004 (including the negative impact of a EUR 50 million R&D impairment), with an operating margin of 13.7% (15.1%). The decline in profitability was primarily due to the lower margin services business and emerging markets representing an increased share of Networks sales.

FOURTH QUARTER 2005 OPERATING HIGHLIGHTS

Mobile Phones

-                    Mobile Phones strengthened its GSM, 3G and CDMA mobile device lineups with the unveiling of 12 new models and first shipments of 12 previously launched models.

-                    Three of the newly launched devices, the Nokia 7380, Nokia 7370 and Nokia 7360, are fashion category GSM phones that together comprise Nokia’s L’Amour Collection.

-                    Our 3G portfolio was strengthened with the launch of three mid-range devices, the Nokia 6233, the Nokia 6234 exclusively for Vodafone, and the Nokia 6282 for the Americas.

-                    We increased our CDMA range with the first shipments of seven previously announced models and the launch of six new models in the entry level and mid range.

-                    We opened the first Nokia Flagship Store, in Moscow, marking the launch of a new retail concept from Nokia.

Multimedia

-                    We launched three new Nokia Nseries multimedia computers: the Nokia N71, the Nokia N80 and the Nokia N92.

-                    Sales of the previously launched Nokia Nseries multimedia computers exceeded 1.5 million units in the fourth quarter.

-                    The new Nokia 770 Internet Tablet began shipping.

-                    We launched the Nokia Mobile Broadcast Solution 3.0, which supports the broadcasting of digital content, such as live TV, over DVB-H networks to mobile devices.

-                    Mobile TV trials in France and Spain were announced.

Enterprise Solutions

-                    Our device portfolio was enhanced with the launch of the Nokia E60, Nokia E61 and Nokia E70, the first devices in our new business focused Nokia Eseries.

-                    We launched the Nokia 9300i enterprise smartphone, which features WLAN connectivity, a full keyboard, a 65 536 color screen, and support for a broad range of enterprise email solutions.

-                    We entered the mobile software market with first shipments of the Nokia Business Center, a new solution that delivers business applications and mobile email for smartphones and business optimized mobile devices.

-                    Nokia announced a definitive agreement to acquire Intellisync, a leader in platform-independent wireless messaging and mobile software.

Networks

-                    We announced a number of GSM network expansion deals, including a USD 141 million contract with Bharat Sanchar Nigam Limited (BSNL) in India, and a major deal with Indonesia’s Indosat.

-                    In HSDPA, we successfully tested calls on some of T-Mobile’s live networks and performed a high speed call at Nokia facilities in Beijing, China.

-                    We announced a joint venture with China Putian to focus on R&D, as well as manufacturing and sales of 3G network solutions for TD-SCDMA and WCDMA technologies.

-                    We launched the highly innovative Flexi WCDMA Base Station, which can deliver operators site cost savings of up to 70 percent.

-                    We also launched new Core and Services solutions, including our Open Mobile Alliance (OMA) compliant Push to talk over Cellular (PoC) solution.

Technology developments

-                    We launched a new Internet portal for Nokia’s open source software projects, a new Web browser for the S60 3rd Edition, and the Carbide developer tool family for the Symbian operating system.

-                    Forum Nokia launched a specific Symbian Zone program to support companies developing applications for Symbian-based smartphones, including devices running on S60.

-                    In the field of fixed-mobile convergence, Nokia completed voice and data calls with Unlicensed Mobile Access (UMA) technology, and launched the Nokia VoIP Server for IP voice service in fixed and mobile networks.

NOKIA IN 2005

Nokia Group

For 2005, Nokia’s net sales increased 16% to EUR 34.2 billion, compared to EUR 29.4 billion in 2004. At constant currency, group net sales would have grown 20% in 2005. Nokia’s gross margin in 2005 was 35.0%, compared to 38.1% in 2004. This reflected the higher proportion of entry level devices in our product mix in 2005 due to strong volume growth in emerging markets, which have the industry’s lowest ASPs. Our gross margin in 2005 was also affected by intense price competition in both the device and infrastructure markets, as well as by the lower margin services business and emerging markets representing an increased share of Networks sales.

In 2005, our sales and marketing expenses were EUR 3.0 billion, up 15% from EUR 2.6 billion in 2004. Sales and marketing expenses were equal to 8.7% of net sales in both 2005 and 2004. Research and development expenses were EUR 3.8 billion in both 2005 and 2004. Research and development costs represented 11.2% of net sales in 2005, down from 12.9% in 2004. Administrative and general expenses were EUR 0.6 billion in both 2005 and 2004. Administrative and general expenses were equal to 1.8% of net sales in 2005 and 2.1% in 2004.

Nokia’s operating profit for 2005 increased 7% to EUR 4.6 billion (including net positive special items of EUR 80 million), compared to EUR 4.3 billion in 2004 (including net positive special items of EUR 33 million). A substantial increase in Multimedia’s operating profit in 2005 more than offset operating profit declines in the other business groups. Nokia’s operating margin was 13.6% in 2005, compared to 14.7% in 2004.

Mobile devices

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 28% in 2005, compared to 2004, reaching 265 million units – a new annual volume record for Nokia. Market volume for the same period was estimated at 795 million units, an increase of

24%. Based on our preliminary market estimate, Nokia’s market share grew to 33% in 2005, compared to 32% in 2004.

In smartphones, according to Nokia estimates, the total industry volume reached approximately 46.3 million units in 2005, compared to an estimated 20.6 million units in 2004. Nokia’s own smartphone volumes in 2005 grew to 28.5 million units, compared to 11.8 million units in 2004. Nokia shipped more than 40 million mobile devices with an integrated music player in 2005.

During 2005, our device volumes in China, Asia-Pacific and Europe exceeded the market volume growth in those geographical areas. In China, Nokia accelerated its market share gains from 2004 as our product portfolio, extensive distribution system, quality and brand drove volumes. We gained market share in Asia-Pacific as a result of the rapid development of the India market and our strong position in that country, driven by much the same competitive strengths as in China. In Europe, our market share was strengthened by our improved product portfolio and sales of our 3G/WCDMA devices.

In Middle East & Africa, our volume growth was somewhat below regional industry volume growth, resulting in a loss of share, while the overall high growth of the area and Nokia’s strong market position positively contributed to our global volume growth. In Latin America, Nokia’s mobile device volumes grew, although much less than the overall market, resulting in a substantial market share loss in 2005. This reflected the challenging competitive environment in the area’s major markets, where operators migrated from TDMA technology, historically a strong market for us, to GSM and CDMA technologies, where our product portfolio was not viewed as sufficiently competitive.

In North America, conditions remained difficult. Consumer preference for clamshell type phones, which we did not have sufficiently in the portfolio for the mid price point in the early part of the year, and our weak market position in CDMA technology, resulted in our volumes and market share declining compared to 2004. However, we closed the year with sequential and year on year market share gains in the fourth quarter, thanks to improvements in our clamshell and CDMA product offerings.

Nokia’s device ASP in 2005 was EUR 103, declining 6% from EUR 110 in 2004. This decline is consistent with the industry trend and reflected our strong volume growth and market position in emerging markets, which have the industry’s lowest ASPs.

Mobile Phones

In the Mobile Phones business group, 2005 net sales increased 12% to EUR 20.8 billion, compared to EUR 18.5 billion in 2004. At constant currency, Mobile Phones net sales would have increased 15% in 2005. Sales growth was strongest in China, followed by Asia-Pacific, Europe, and Middle East & Africa. Full year sales declined in North America and to a lesser extent in Latin America.

Net sales in 2005 increased as a result of strong demand for the Nokia 6230 mid range family, including the Nokia 6230i (Nokia’s highest revenue generating phone in 2005), the entry level Nokia 1100 family and the Nokia 2600.

Mobile Phones operating profit in 2005 decreased 5% to EUR 3.6 billion, compared to EUR 3.8 billion in 2004. The business group’s operating margin was 17.3% (20.4%). This decline reflected a higher proportion of sales of lower priced entry level phones, driven by strong demand in emerging markets where our share is high.

Multimedia

In the Multimedia business group, 2005 net sales increased 63% to EUR 6.0 billion, compared to EUR 3.7 billion in 2004. At constant currency, Multimedia net sales would have increased 69% in 2005. Strong sales were supported by high demand for 3G/WCDMA devices such as the Nokia 6680 and the Nokia 6630, as well as the Nokia N70 towards the end of the year. Sales growth was highest in Middle East & Africa, Europe and China, as well as in Asia-Pacific. Multimedia sales in the Americas continued at a low level.

Multimedia’s operating profit for 2005 was EUR 836 million (including net positive special items of EUR 4 million), compared to EUR 175 million in 2004. The business group’s operating margin was 14.0% (4.8%). Operating profit was affected by significant expenditure to launch and market the Nokia Nseries sub-brand.

Enterprise Solutions

In the Enterprise Solutions business group, 2005 net sales increased 3% to EUR 861 million, compared to EUR 839 million in 2004. Net sales in 2005 were negatively impacted by the significantly lower sales in the fourth quarter.

Enterprise Solutions operating loss increased 23% to EUR 258 million (including a EUR 29 million restructuring charge), compared to a loss of EUR 210 million in 2004.

Networks

In the Networks business group, 2005 net sales increased 2% to EUR 6.6 billion, compared to EUR 6.4 billion in 2004. At constant currency, Networks net sales would have grown 6% in 2005. Strong sales growth in Latin America and Asia-Pacific was offset by sales declines in China and North America, while sales in Europe remained virtually unchanged.

Networks operating profit for 2005 was EUR 855 million (including net positive special items of EUR 60 million), compared to EUR 884 million in 2004 (including net negative special items of EUR 115 million). The business group’s operating margin for 2005 was 13.0% (13.7%). The decline in Networks profitability was primarily due to investments in the growing network services market, which generally has lower gross margins than equipment sales, as well as intense price pressure and our ongoing push into markets where historically we have not had a presence.

Capital structure

Operating cash flow for the year ended December 31, 2005 was EUR 4.1 billion (EUR 4.3 billion in 2004) and total combined cash and other liquid assets were EUR 9.9 billion (EUR 11.5 billion in 2004). As of December 31, 2005, our net debt-to-equity ratio (gearing) was -77% (-79% as of December 31, 2004).

NOKIA IN OCTOBER TO DECEMBER 2005

(International Financial Reporting Standards (IFRS) comparisons given to the fourth quarter 2004 revised results, unless otherwise indicated.)

Nokia’s net sales increased 9% to EUR 10 333 million (EUR 9 456 million). Sales of Mobile Phones increased by 6% to EUR 6 217 million (EUR 5 871 million). Sales of Multimedia increased by 59% to EUR 2 024 million (EUR 1 272 million). Sales of Enterprise Solutions decreased by 48% to EUR 153 million (EUR 295 million). Sales of Networks decreased by 4% to EUR 1 951 million (EUR 2 031 million).

Operating profit decreased to EUR 1 368 million (EUR 1 450 million), representing an operating margin of 13.2% (15.3%). Operating profit in Mobile Phones decreased 4% to EUR 1 060 million (EUR 1 107 million), representing an operating margin of 17.1% (18.9%). Multimedia reported an operating profit of EUR 310 million (EUR 168 million), representing an operating margin of 15.3% (13.2%). Enterprise Solutions reported an operating loss of EUR 136 million (operating loss of EUR 44 million). Operating profit in Networks decreased 12% to EUR 268 million (EUR 306 million), representing an operating margin of 13.7% (15.1%). Common Group expenses totaled EUR 134 million (EUR 87 million).

Financial income was EUR 78 million (EUR 116 million). Profit before tax and minority interests was EUR 1 453 million (EUR 1 556 million). Net profit totaled EUR 1 073 million (EUR 1 083 million). Earnings per share increased to EUR 0.25 (basic) and to EUR 0.25 (diluted), compared to EUR 0.24 (basic) and EUR 0.24 (diluted) in the fourth quarter 2004.

PERSONNEL

The average number of employees during January - December 2005 was 56 896. At December 31, 2005, Nokia employed a total of 58 874 people (55 505 people at December 31, 2004).

SHARE CAPITAL DEVELOPMENT

Nokia repurchased through its share repurchase plan a total of 120 600 000 shares on the Helsinki Stock

Exchange at an aggregate price of EUR 1 764 488 359 during the period from October 21, 2005 to December 23, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 7 236 000, representing approximately 2.72% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2005, Nokia and its subsidiary companies owned 261 511 283 Nokia shares. The shares had an aggregate par value of EUR 15 690 676.98, representing approximately 5.9% of the share capital of the company and the total voting rights. The total number of shares at December 31, 2005 was 4 433 886 540. On December 31, 2005, Nokia’s share capital was EUR 266 033 192.40.

4Q 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	6 217	2 024	153	1 951	—	-12	10 333
Gross profit	1 868	802	68	784	1	—	3 523
Gross margin,%	30.0	39.6	44.4	40.2			34.1
Research and development expenses	-332	-242	-90	-325	-61	—	-1 050
% of net sales	5.3	12.0	58.8	16.7			10.2
Selling and marketing expenses	-451	-231	-62	-137	-5	—	-886
% of net sales	7.3	11.4	40.5	7.0			8.6
Administrative and general expenses	-19	-11	-20	-54	-69	—	-173
% of net sales	0.3	0.5	13.1	2.8			1.7
Other income and expenses	-6	-8	-32	—	—	—	-46

Operating profit	1 060	310	-136	268	-134	—	1 368
Operating margin,%	17.1	15.3	-88.9	13.7			13.2

REVISED 4Q 2004 BUSINESS GROUP, EUR million *) (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	5 871	1 272	295	2 031	—	-13	9 456
Gross profit	1 931	542	125	849	35	—	3 482
Gross margin,%	32.9	42.6	42.4	41.8			36.8
Research and development expenses	-338	-219	-86	-356	-65	—	-1 064
% of net sales	5.8	17.2	29.2	17.5			11.3
Selling and marketing expenses	-418	-145	-62	-146	-16	—	-787
% of net sales	7.1	11.4	21.0	7.2			8.3
Administrative and general expenses	-22	-9	-18	-57	-62		-168
% of net sales	0.4	0.7	6.1	2.8			1.8
Other income and expenses	-27	2	-2	16	22		11
Amortization of goodwill	-19	-3	-1	—	-1	—	-24

Operating profit	1 107	168	-44	306	-87		1 450
Operating margin,%	18.9	13.2	-14.9	15.1			15.3

*) 4Q 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

NOKIA NET SALES BY GEOGRAPHIC AREA (2004 Revised) *)

		Y-o-Y			Y-o-Y
EUR million	Q4 05	Change (%)	Q4 04	2005	Change (%)	2004
	(unaudited)

Europe	4 447	5%	4 236	14 297	16%	12 281
Middle-East & Africa	1 108	6%	1 045	4 554	30%	3 510
China	1 127	24%	909	3 846	29%	2 992
Asia-Pacific	1 775	26%	1 414	6 007	32%	4 544
North America	1 030	2%	1 008	2 841	-20%	3 540
Latin America	846	—	844	2 646	6%	2 504

Total	10 333	9%	9 456	34 191	16%	29 371

*) 4Q and full year 2004 now reflect the retrospective implementation of IAS 39R.

NOKIA PERSONNEL BY GEOGRAPHIC AREA

		Y-o-Y
Headcount	31.12.2005	Change (%)	31.12.2004

Europe	37 053	3%	35 893
Middle-East & Africa	355	102%	176
China	6 119	22%	5 007
Asia-Pacific	4 518	43%	3 163
North America	6 369	-12%	7 276
Latin America	4 460	12%	3 990

Total	58 874	6%	55 505

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(10-12/2005 and 10-12/2004 unaudited, full year 2005 and 2004 audited)

		Revised *)		Revised *)
	10-12/2005	10-12/2004	1-12/2005	1-12/2004

Net sales	10 333	9 456	34 191	29 371
Cost of sales	-6 810	-5 974	-22 209	-18 179
Research and development expenses	-1 050	-1 064	-3 825	-3 776
Selling and marketing expenses	-886	-787	-2 961	-2 564
Administrative and general expenses	-173	-168	-609	-611
Other income and expenses	-46	11	52	181
Amortization of goodwill	—	-24	—	-96

Operating profit	1 368	1 450	4 639	4 326
Share of results of associated companies	7	-10	10	-26
Financial income and expenses	78	116	322	405

Profit before tax and minority interests	1 453	1 556	4 971	4 705

Tax	-348	-440	-1 281	-1 446

Profit before minority interests	1 105	1 116	3 690	3 259

Profit attributable to minority interests	-32	-33	-74	-67

Profit attributable to equity holders of the parent	1 073	1 083	3 616	3 192

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.25	0.24	0.83	0.69
Diluted	0.25	0.24	0.83	0.69

Average number of shares (1 000 shares)
Basic	4 243 373	4 508 880	4 365 547	4 593 196
Diluted	4 250 639	4 516 591	4 371 239	4 600 337

Depreciation and amortization, total	189	231	712	868

Share-based compensation expense, total	57	16	104	62

*) 4Q/2004 and full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

1-12/2005 BY BUSINESS GROUP, EUR million (audited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	20 811	5 981	861	6 557	—	-19	34 191
Gross profit	6 480	2 489	402	2 590	21	—	11 982
Gross margin,%	31.1	41.6	46.7	39.5			35.0
Research and development expenses	-1 245	-860	-329	-1 170	-221	—	-3 825
% of net sales	6.0	14.4	38.2	17.8			11.2
Selling and marketing expenses	-1 541	-705	-221	-475	-19	—	-2 961
% of net sales	7.4	11.8	25.7	7.2			8.7
Administrative and general expenses	-68	-38	-74	-211	-218	—	-609
% of net sales	0.3	0.6	8.6	3.2			1.8
Other income and expenses	-28	-50	-36	121	45		52

Operating profit	3 598	836	-258	855	-392	—	4 639
Operating margin,%	17.3	14.0	-30.0	13.0			13.6

REVISED 1-12/2004 BY BUSINESS GROUP, EUR million (audited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	18 521	3 676	839	6 431	—	-96	29 371
Gross profit	6 476	1 558	364	2 743	51	—	11 192
Gross margin,%	35.0	42.4	43.4	42.7			38.1
Research and development expenses	-1 196	-863	-304	-1 194	-219	—	-3 776
% of net sales	6.5	23.5	36.2	18.6			12.9
Selling and marketing expenses	-1 300	-488	-199	-503	-74	—	-2 564
% of net sales	7.0	13.3	23.7	7.8			8.7
Administrative and general expenses	-96	-36	-61	-210	-208	—	-611
% of net sales	0.5	1.0	7.3	3.3			2.1
Other income and expenses	-21	16	-4	48	142		181
Amortization of goodwill	-77	-12	-6	—	-1	—	-96

Operating profit	3 786	175	-210	884	-309	—	4 326
Operating margin,%	20.4	4.8	-25.0	13.7			14.7

Statutory Release of Annual Accounts 2005

REVIEW BY THE BOARD OF DIRECTORS

(The review below by the Board of Directors is attached to the financial statements for 2005.)

NOKIA IN 2005

(International Financial Reporting Standards, IFRS, comparisons given to the January - December 2004 revised results, unless otherwise indicated.)

Nokia’s net sales increased 16% to EUR 34 191 million (EUR 29 371 million). Sales of Mobile Phones increased 12% to EUR 20 811 million (EUR 18 521 million). Sales of Multimedia increased 63% to EUR 5 981 million (EUR 3 676 million). Sales of Enterprise Solutions increased 3% to EUR 861 million (EUR 839 million). Sales of Networks increased 2% to EUR 6 557 million (EUR 6 431 million).

Nokia’s operating profit for 2005 increased 7% to EUR 4 639 million, including net positive special items of EUR 80 million (operating profit of EUR 4 326 million in 2004, including net positive special items of EUR 33 million), representing a 2005 operating margin of 13.6% (14.7%). Operating profit in Mobile Phones decreased 5% to EUR 3 598 million (operating profit of EUR 3 786 million in 2004), representing a 2005 operating margin of 17.3% (20.4%). Operating profit in Multimedia increased to EUR 836 million, including net positive special items of EUR 4 million (operating profit of EUR 175 million in 2004), representing a 2005 operating margin of 14.0% (4.8%). Enterprise Solutions operating loss was EUR 258 million, including a EUR 29 million restructuring charge (operating loss of EUR 210 million in 2004). Operating profit in Networks decreased to EUR 855 million, including net positive special items of EUR 60 million (operating profit of EUR 884 million in 2004, including net negative special items of EUR 115 million) representing a 2005 operating margin of 13.0% (13.7%).

Common Group expenses totaled EUR 392 million, including EUR 45 million gain for real estate sales, Common Group expenses in 2004 totaled 309 million, including a one time positive item of EUR 160 million representing the premium returns under our multi-line, multi-year insurance program, which expired in 2004, and a EUR 12 million loss from the divestiture of Nextrom.

In January - December, net financial income was EUR 322 million (EUR 405 million), including a EUR 57 million gain for the sale of the France Telecom bond (EUR 106 million gain in 2004).

Profit before tax and minority interests was EUR 4 971 million (EUR 4 705 million). Net profit totaled EUR 3 616 million (EUR 3 192 million). Earnings per share increased to EUR 0.83 (basic) and EUR 0.83 (diluted), compared to EUR 0.69 (basic) and EUR 0.69 (diluted) in 2004.

As of December 31, 2005, our net debt-to-equity ratio (gearing) was -77% (-79% as of December 31, 2004).

During January - December 2005, capital expenditure amounted to EUR 607 million (EUR 548 million).

GLOBAL REACH

In 2005, Europe accounted for 42% of Nokia’s net sales (41% in 2004), Asia-Pacific 18% (16%), China 11% (10%), North America 8% (12%), Latin America 8% (9%), and Middle East & Africa 13% (12%). The 10 markets in which Nokia generated the greatest net sales in 2005 were, in descending order of magnitude, China, the US, the UK, India, Germany, Russia, Italy, Spain, Saudi Arabia and France, together representing 52% of total net sales in 2005. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2004 were the US, China, the UK, Germany, India, Brazil, Russia, the United Arab Emirates, Italy and Spain, together representing 54% of total net sales in 2004.

RESEARCH AND DEVELOPMENT, AND TECHNOLOGY

As of December 31, 2005, we employed 20,882 people in research and development in 26 countries, representing approximately 36% of Nokia’s total workforce. R&D expenses totaled EUR 3 825 million in 2005, an increase of 1% from 2004 (EUR 3 776 million). R&D expenses represented 11.2% of Nokia’s net sales in 2005, compared to 12.9% of net sales in 2004.

In February 2005, Nokia introduced the S60 Platform 3rd Edition, aimed at supporting the platform’s expansion into the mid range and catering to new segments such as multimedia and enterprise. By year end, S60 licensees had introduced a cumulative total of 34 smartphone models based on the platform, strengthening S60’s position as the industry’s number one smartphone platform. During the year, Nokia introduced 14 devices based on the Symbian OS, upon which the S60 platform is built.

Memberships in Forum Nokia, the world’s largest mobile application developer community, passed the 2 million mark in May 2005. Forum Nokia estimated, in November 2005, that the total global revenue earned by third party developers from mobile Java applications running on device platforms from Nokia would be EUR 340 million in 2005 alone.

NOKIA IN MOBILE DEVICES IN 2005

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 28% in 2005, compared to 2004, reaching 265 million units — a new annual volume record for Nokia. Market volume for the same period was estimated at 795 million units, an increase of 24%. Based on our preliminary market estimate, Nokia’s market share grew to 33% in 2005, compared to 32% in 2004.

In smartphones, according to Nokia estimates, the total industry volume reached approximately 46.3 million units in 2005, compared to an estimated 20.6 million units in 2004. Nokia’s own smartphone volumes in 2005 grew to 28.5 million units, compared to 11.8 million units in 2004. Nokia shipped more than 40 million mobile devices with an integrated music player in 2005.

Mobile Phones in 2005

During 2005, Mobile Phones introduced 41 new mobile device models, including 18 new CDMA phones. Of the new models, 32 were in the mid range or high end, while nine were at the entry level.

Launch highlights from 2005:

-                    Nokia’s first operator-specific designs, including the Nokia 6102 and Nokia 6234

-                    Mobile Phones first 3G phones for the mass market: the Nokia 6280/6282 and Nokia 6233/6234

-                    Mobile Phones first music phone: the Nokia 3250

-                    The L’Amour fashion collection: the Nokia 7380, Nokia 7370 and Nokia 7360

The high end Nokia 6230 and Nokia 6230i were Nokia’s highest revenue generating phones in 2005. These two products were also the industry’s best selling devices in Europe during each month of the year. By the end of 2005, our combined cumulative volumes of the two devices had reached approximately 25 million units.

Multimedia in 2005

Multimedia’s business continued to develop well in 2005, driven by growing demand for converged mobile devices with advanced imaging, music, web browsing and email functionality. Nokia became the global market leader in 3G/WCDMA devices during the year, as a result of high sales of products such as the Nokia 6680 and the Nokia 6630, as well as the Nokia N70 towards the end of 2005.

A key development during the year was the launch of the Nokia Nseries sub-brand and multimedia computer product category. In 2005, we announced six Nokia Nseries multimedia computer models, two of which began shipping during the year. Targeting early adopters and technology leaders, these advanced mobile devices include Carl Zeiss optics, megapixel cameras, multi-gigabyte memories, stereo sound, VHS resolution video and WLAN connectivity.

Other developments in 2005 include:

-                    The launch of the Nokia 770 Internet Tablet, our first device in the new Internet Tablet category

-                    The announcement of collaboration agreements with Yahoo!, Carl Zeiss, Microsoft, Bose, Harman Kardon, JBL and Sennheiser

-                    The launch of the world’s first DVB-H enabled mobile device, the Nokia N92

-                    Cumulative deliveries of Nokia’s Mobile Broadcast Solution server 3.0 reached 25 by year end

-                    The announcement of plans to expand the N-Gage multiplayer gaming experience across a range of Nokia smartphones and Nokia Nseries devices

Enterprise Solutions in 2005

In 2005, the Nokia 9500 Communicator and Nokia 9300 enterprise smartphone began shipping in volumes. Nokia also began shipping both devices with BlackBerry Connect software, reaching more than 30 operators and distributors worldwide.

Enterprise Solutions made a number of announcements during the year, including:

-                    The launch of the Nokia Business Center software solution

-                    The pending acquisition of Intellisync

-                    The launch of the Nokia Eseries devices

-                    A licensing agreement for Microsoft Corp’s ActiveSync to enable direct over-the-air synchronization between Nokia enterprise mobile devices and the Microsoft Exchange Server 2003

-                    Plans to work closely with Cisco, OnRelay, and Avaya on enterprise options for mobile voice

NETWORKS IN 2005

During 2005, Networks announced 16 contracts in 3G/WCDMA, including agreements with 10 new customers. By year end, Nokia had supplied to a total of 44 of the 100 operators that had launched commercial 3G/WCDMA services to date. In the growing HSDPA market we announced seven deals, bringing Nokia’s total HSDPA references to 20.

In GSM, EDGE and GPRS, we signed some 20 contracts in 2005. By year end, Nokia had delivered GSM/EDGE technology to more than 130 customers in nearly 70 countries, was a supplier to 45 of the 121 operators that had launched EDGE commercially, and had signed more than 50 contracts for EDGE.

In core networks, Nokia cemented its leadership in the 3GPP Release 4 mobile softswitch market, with 60 deals for the Nokia MSC Server System (MSS) during 2005. In the IP Multimedia Subsystem (IMS) market, Nokia won 11 commercial deals and trialed the solution with almost 20 operators. In GSM-based Push to Talk over Cellular, we won contracts with 24 new customers in 2005. In fixed-mobile convergence, we concluded agreements with 10 customers and launched our Voice over IP (VoIP) server.

Nokia’s Services Business unit was created at the start of 2005, focusing on managed services, consulting and integration. By year end, Services accounted for more than 30 percent of Networks revenues, and major deals included a managed services contract with Bharti Tele-Ventures.

During 2005, Networks honed its business focus, selling its professional mobile radio business to EADS. We also entered new growth markets like Bangladesh and Vietnam, and established a new presence in countries such as Tunisia.

ACQUISITIONS AND DIVESTMENTS

In November 2005, Nokia announced the acquisition of Intellisync Corporation, a leader in platform-independent wireless messaging and mobile software. This acquisition is planned to position Nokia to deliver the industry’s most complete offering for the development, deployment and management of mobility in the enterprise. The transaction is also planned to enhance Nokia’s ability to respond to customer needs in this fast growing market. The acquisition is currently scheduled to be completed during the first quarter of 2006, subject to the approval of Intellisync shareholders and other customary closing conditions.

In September 2005, Nokia’s Professional Mobile Radio business, including TETRA infrastructure and terminals, was acquired by and transferred to EADS.

CHANGES IN THE MANAGEMENT

The Board of Directors has released Mr. Jorma Ollila, Chairman and CEO, upon his request from his duties as the CEO and Chairman of the Group Executive Board effective June 1, 2006. Mr. Olli-Pekka Kallasvuo was appointed President and COO as of October 1, 2005 and President and CEO and Chairman of the Group Executive Board as of June 1, 2006. Mr. Pekka Ala-Pietilä, formerly President of Nokia and Head of Customer and Market Operations, resigned from the Group Executive Board and his position as President effective October 1, 2005.

PERSONNEL

The average number of personnel for 2005 was 56 896 (53 511 for 2004). At the end of 2005, Nokia employed 58 874 people worldwide (55 505 at year end 2004). In 2005, Nokia’s personnel increased by a total of 3 369 employees (increase of 4 146 in 2004).

SHARES AND SHARE CAPITAL

In 2005, Nokia’s share capital increased by EUR 7 514.40 as a result of the issue of 125 240 new shares upon exercise of stock options issued to personnel in 2003. As a result of the new share issues, Nokia received a total of EUR 1 659 743.60 in additional shareholders’ equity in 2005. Effective April 22, 2005, a total of 230 million shares held by the company were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on April 7, 2005. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 13 800 000, which corresponded to less than 5% of the share capital of the company and the total voting rights at that time. The cancellation did not reduce the shareholders’ equity. Neither the aforementioned issuances nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plans a total of 315 010 000 shares on the Helsinki

Exchange at an aggregate price of approximately EUR 4.265 billion during the period from January 28, 2005 to December 23, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorizations given by the Annual General Meetings of 2004 and 2005 to the Board. The aggregate par value of the shares purchased was EUR 18 900 600, representing approximately 7.10% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2005, Nokia and its subsidiary companies owned 261 511 283 Nokia shares. The shares had an aggregate par value of EUR 15 690 676.98, representing approximately 5.9% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2005 was 4 433 886 540. On December 31, 2005, Nokia’s share capital was EUR 266 033 192.40.

OUTLOOK FOR THE FULL YEAR 2006

Nokia expects the mobile device market volume to grow more than 10% in 2006, from our preliminary estimate of approximately 795 million units in 2005. We also expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets. Nokia expects moderate growth in the mobile infrastructure market in euro terms in 2006. Nokia’s goal is to increase its market share both in mobile devices and the infrastructure market, in order to build on its industry leading position.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.37 per share for 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (audited)

	1-12/2005	Revised *) 1-12/2004

Net sales	34 191	29 371
Cost of sales	-22 209	-18 179
Research and development expenses	-3 825	-3 776
Selling and marketing expenses	-2 961	-2 564
Administrative and general expenses	-609	-611
Other income and expenses	52	181
Amortization of goodwill	—	-96

Operating profit	4 639	4 326
Share of results of associated companies	10	-26
Financial income and expenses	322	405

Profit before tax and minority interests	4 971	4 705

Tax	-1 281	-1 446

Profit before minority interests	3 690	3 259

Profit attributable to minority interests	-74	-67

Profit attributable to equity holders of the parent	3 616	3 192

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.83	0.69
Diluted	0.83	0.69

Average number of shares (1 000 shares)
Basic	4 365 547	4 593 196
Diluted	4 371 239	4 600 337

Depreciation and amortization, total	712	868

Share-based compensation expense, total	104	62

*) Full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (audited)

	31.12.2005	Revised *) 31.12.2004
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	260	278
Goodwill	90	90
Other intangible assets	211	209
Property, plant and equipment	1 585	1 534
Investments in associated companies	193	200
Available-for-sale investments	246	169
Deferred tax assets	692	623
Long-term loans receivable	63	—
Other non-current assets	7	58
	3 347	3 161
Current assets
Inventories	1 668	1 305
Accounts receivable	5 346	4 382
Prepaid expenses and accrued income	1 938	1 429
Other financial assets	89	595
Available-for-sale investments	—	255
Available-for-sale investments, liquid assets	6 852	9 085
Available-for-sale investments, cash equivalents	1 493	1 367
Bank and cash	1 565	1 090
	18 951	19 508
Total assets	22 298	22 669

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	266	280
Share issue premium	2 458	2 366
Treasury shares	-3 616	-2 022
Translation differences	69	-126
Fair value and other reserves	-176	13
Retained earnings	13 154	13 720
	12 155	14 231
Minority interests	205	168
Total equity	12 360	14 399

Long-term liabilities
Long-term interest-bearing liabilities	21	19
Deferred tax liabilities	151	179
Other long-term liabilities	96	96
	268	294
Current liabilities
Short-term borrowings	377	215
Accounts payable	3 494	2 669
Accrued expenses	3 320	2 604
Provisions	2 479	2 488
	9 670	7 976
Total shareholders’ equity and liabilities	22 298	22 669
Interest-bearing liabilities	398	234
Shareholders’ equity per share, EUR	2.91	3.17
Number of shares (1 000 shares) 1)	4 172 375	4 486 941

1) Shares owned by Group companies are excluded.

*) Nokia’s financial accounts for the period ending 31 December, 2004 now reflects the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (audited)

	1-12/2005	Revised * 1-12/2004
Cash flow from operating activities
Net profit	3 616	3 192
Adjustments, total	1 774	2 059
Net profit before change in net working capital	5 390	5 251
Change in net working capital	-366	241
Cash generated from operations	5 024	5 492
Interest received	353	204
Interest paid	-26	-26
Other financial income and expenses, net received	47	41
Income taxes paid	-1 254	-1 368

Net cash from operating activities	4 144	4 343

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-92	—
Purchase of current available-for-sale investments, liquid assets	-7 277	-10 318
Purchase of non-current available-for-sale investments	-89	-388
Purchase of shares in associated companies	-16	-109
Additions in capitalized development costs	-153	-101
Long-term loans made to customers	-56	—
Proceeds from repayment and sale of long-term loans receivable	—	368
Proceeds from other long-term receivables	14	2
Proceeds from short-term loan receivables	182	66
Capital expenditures	-607	-548
Proceeds from disposal of shares in Group companies, net of
disposed cash	5	1
Proceeds from disposal of associated companies	18	—
Proceeds from disposal of businesses	95	—
Proceeds from maturities and sale of current available-for-sale
investments, liquid assets	9 402	9 737
Proceeds from sale of current available-for-sale investments	247	587
Proceeds from sale of non-current available-for-sale investments	3	346
Proceeds from sale of fixed assets	167	6
Dividends received	1	22

Net cash from/used in investing activities	1 844	-329

Cash flow from financing activities
Proceeds from stock option exercises	2	—
Purchase of treasury shares	-4 258	-2 648
Proceeds from long-term borrowings	5	1
Repayment of long-term borrowings	—	-3
Proceeds from (+), payment of (-) of short-term borrowings	212	-255
Dividends paid	-1 531	-1 413

Net cash used in financing activities	-5 570	-4 318

Foreign exchange adjustment	183	-23

Net increase/decrease in cash and cash equivalents	601	-327
Cash and cash equivalents at beginning of period	2 457	2 784
Cash and cash equivalents at end of period	3 058	2 457

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

*) Full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (audited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority	Minority interests	Total equity
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148	164	15 312
Impact of implementing IFRS2		41				-41	—		—
Impact of implementing IAS 39R					-13	13	—		—
Revised Balance December 31, 2003	288	2 313	-1 373	-85	80	13 925	15 148	164	15 312
Stock options exercised related to acquisitions		-8					-8		-8
Share-based compensation		53					53		53
Acquisition of treasury shares			-2 661				-2 661		-2 661
Reissuance of treasury shares			14				14		14
Cancellation of treasury shares	-8	8	1 998			-1 998	—		—
Dividend						-1 398	-1 398	-42	-1 440
Translation differences				-119			-119	-16	-135
Net investment hedge losses				78			78		78
Cash flow hedges, net of tax, revised					-1		-1		-1
Available-for-sale investments,
net of tax					-66		-66		-66
Other increase/decrease						-1	-1	-5	-6
Profit, revised						3 192	3 192	67	3 259
Revised balance at December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Stock options exercised		2					2		2
Stock options exercised related
to acquisitions		-1					-1		-1
Tax benefit on stock options exercised		-2					-2		-2
Share-based compensation		79					79		79
Acquisition of treasury shares			-4 268				-4 268		-4 268
Reissuance of treasury shares			10				10		10
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-69	-1 532
Translation differences				406			406	31	437
Net investment hedge losses				-211			-211		-211
Cash flow hedges, net of tax					-132		-132		-132
Available-for-sale investments,
net of tax					-57		-57		-57
Other increase/decrease						-55	-55	1	-54
Profit						3 616	3 616	74	3 690
Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 154	12 155	205	12 360

Nokia’s financial accounts for the period ending 31 December, 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

COMMITMENTS AND CONTINGENCIES, EUR million (audited)

	GROUP 31.12.2005	31.12.2004

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	10	11
Contingent liabilities on behalf of Group companies
Other guarantees	276	275
Contingent liabilities on behalf of other companies
Guarantees for loans	—	3
Other guarantees	2	2
Leasing obligations	664	611
Financing commitments
Customer finance commitments	13	56

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1) (audited)

	31.12.2005	31.12.2004

Foreign exchange forward contracts 2)	29 991	10 744
Currency options bought 2)	284	715
Currency options sold 2)	165	499
Interest rate swaps and futures	50	—
Credit default swaps 3)	—	200
Cash settled equity options 4)	150	237

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.
The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of  certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries

3) Credit default swaps are contracts used to selectively hedge counterparty risks involved in investment activities.

4) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.197 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which  result from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12—22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Nokia, Helsinki — January 26, 2006

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

- Nokia plans to report Q1, Q2 and Q3 2006 results on April 20, July 20 and October 19, 2006 respectively.

- The Annual General Meeting will be held on March 30, 2006.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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